Filed by The Jones Financial Companies, L.L.L.P.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 under

the Securities Exchange Act of 1934, as amended.

Subject Company: The Jones Financial Companies, L.L.L.P.

Commission File Number: 0-16633

On August 12, 2026, The Jones Financial Companies, L.L.L.P. (the “Partnership”) released a video to the partners of the Partnership (including Class A Limited Partners of the Partnership), as well as employees and non-employee service providers of the Partnership and its subsidiaries, portions of which relate to the Partnership’s offering to exchange any and all issued and outstanding units of Class A Limited Partner Interests in the Partnership for Class B Limited Partner Interests in the Partnership (the “Exchange Offer”).

The Partnership has filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 for the Exchange Offer (Registration No. 333-297716) (the “Registration Statement”), including the prospectus forming a part thereof (the “Prospectus”). The Partnership will also file with the SEC a Schedule TO in connection with the Exchange Offer (the “Schedule TO” and collectively with the Registration Statement and the Prospectus, as the same may be amended, supplemented or otherwise modified, collectively, the “Offering Documents”).

A transcript of those portions of the video related to the Exchange Offer is as follows:

“As part of the evolution, we also plan to offer holders of Class A Limited Partnership capital the opportunity to exchange some or all of their existing Class A Limited Partnership capital for Class B Limited Partnership capital in a separate exchange offering.”

Forward-Looking Statements

Statements in this communication are, or may be considered to be, forward-looking statements within the meaning of United States (“U.S.”) securities laws, including statements that relate to, among other things, the timing and consummation of the Exchange Offer. Forward-looking statements generally are identified by words such as “believe,” “expect,” “anticipate,” “may,” “intend,” “estimate,” “will,” “should,” “plan,” and other expressions which predict or indicate future events and trends and which do not relate to historical matters. Partners of the Partnership should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Partnership. These risks, uncertainties and other factors may cause the actual results, performance or achievements of the Partnership to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause differences between forward-looking statements and actual events include, but are not limited to, the following: (1) general economic conditions, including inflation, an economic downturn, a recession or volatility in the U.S. and/or global securities markets, actions of the U.S. Federal Reserve and/or central banks outside of the U.S. and economic effects of international geopolitical conflicts, tariffs and other trade restrictions, the U.S. federal debt ceiling, widespread health epidemics or pandemics or other major world events; (2) actions of competitors; (3) the Partnership’s ability to attract and retain qualified financial advisors and other employees; (4) changes in interest rates; (5) regulatory actions; (6) changes in legislation or regulation, including changes in tax laws; (7) litigation; (8) the ability of clients, other broker-dealers, banks, depositories and clearing organizations to fulfill contractual obligations; (9) changes in technology, including artificial intelligence, and other technology- related risks; (10) a fluctuation or decline in the fair value of securities; and (11) the risks discussed the Partnership’s periodic filings with the SEC and the Offering Documents. The Partnership does not undertake to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities in any jurisdiction pursuant to or in connection with the Exchange Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information

In connection with the Exchange Offer, the Partnership has filed the Registration Statement (including the Prospectus) and will file the Schedule TO. This communication is not a substitute for the Registration Statement (including the Prospectus) or any other documents that the partnership may file with the SEC related to the Exchange Offer (including a Schedule TO) or that the Partnership may send to its partners in connection with the Exchange Offer. HOLDERS OF CLASS A LIMITED PARTNER INTERESTS ARE URGED TO CAREFULLY READ IN THEIR ENTIRETY THE OFFERING DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTNERSHIP AND THE EXCHANGE OFFER.

You may obtain free copies of the Offering Documents (including the Schedule TO, when available) at the website maintained by the SEC at www.sec.gov. Copies of the Offering Documents filed with the SEC by the Partnership are also available free of charge by contacting the Partnership at 12555 Manchester Road, Des Peres, Missouri 63131, by e-mail at joneslp@edwardjones.com, or by telephone at 1-800-441-2222 (x1931073).